

RESIN SYSTEMS INC.

COPY

PRIVATE & CONFIDENTIAL

June 2, 2003

Mr. Mark Warren
71 Roy Crescent
Bedford, NS
B4A 3T3

Dear Mark:

On behalf of Resin Systems Inc., we are pleased to offer you employment subject to the following terms and conditions, namely:

1.   Commencement Date: June 1, 2003

2.   Position and Duties:

You shall be hired as Vice President Technical Area. You shall report directly to Greg Pendura or such other individuals as RSI may advise. In exercising your duties and responsibilities, you must ensure that you fully comply with the procedures specified in the RSI Policies and Procedures Manuals.

You shall be employed by RSI on a full time and exclusive basis and you shall not during the term of your employment with RSI, be employed or engaged in any capacity on any other undertaking or business, unless agreed upon with RSI management.

3.   Compensation

Salary

Your monthly salary will be $14,000.00 paid as follows:

1. $ 9,000.00 per month shall be paid to you in semi-monthly payments.

2. $ 5,000.00 per month accumulating shall be held and paid out when a single production line for utility poles achieves an output rate of 2 units per hour after which time the full amount ($14,000) will be paid out in a semi-monthly basis; plus

After the achievement of the production target below but in any event no later than 12 months from start of employment, the monthly salary amount will be increased to $18,000.00 per month.

Bonus

A bonus of $4,000 per month or $48,000.00 is payable when a single production line for utility poles achieves an output rate of 5 units per hour within the first 12 months period.

Subject to all applicable regulatory approvals, in lieu of receiving cash, the above additional salary and earned bonus payments may be used to purchase the cash equivalent in shares of RSI at date of exercise. The decision to buy stock in lieu of cash may be taken at any time during the next twelve months.

RSI will require that you establish a bank account in order to allow direct deposit of your semi-monthly salary amounts. Confirmation slips for the amounts deposited and the basis for deductions will be provided to you at the end of each pay period.

4. Other Benefits:

    - RSI shall provide a group health and benefits program. The particulars of this program will be provided at your start date. You shall be enrolled in the benefits program effective the first of the month of your first month of employment.

    - RSI shall provide a lease vehicle for your use in Edmonton until your permanent residence is established and at that time a monthly car allowance will be established.

5. Holidays:

    You shall be entitled to receive annual holidays based on the following:

Years of Service	Vacation Working days
1 - 7	15
8+	20

    You must coordinate the taking of your holidays with your direct supervisor and shall comply with the notice and other provisions of the RSI Policy Manual with respect to taking holidays.

6. Termination:

    You may be terminated for just cause at any time without notice or payment. RSI will be deemed to have sufficient cause should you continue to report for work under the influence of alcohol or drugs, have stolen property of RSI or failed to discharge in a competent manner, the duties and responsibilities of your position and such failure has been noted and discussed with you prior to your termination.

    You may also be terminated without cause if reasonable notice is given. Notice can be "in time" or "payment" in lieu of time.

8. Confidentiality:

    You acknowledge that during the course of your employment you will acquire information about certain matters, processes, design and systems which are confidential and proprietary to RSI and/or one of its respective corporate associates or consultants. You will be required to execute the RSI Standard Confidentiality Agreement as a condition of your employment.

We welcome you to our company and look forward to you joining our organization.

Yours Truly,
RESIN SYSTEMS INC.

Greg Pendura
President and CEO

ACKNOWLEDGEMENT:

The Undersigned accepts the offer of employment subject to the terms and conditions as stated above.

Dated at _____, this _____ day of _____ 2003.

_____
Signature